Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  December 28, 2001

FOR IMMEDIATE RELEASE

CONTACT:	Judianne Atencio Communications Director EchoStar Communications Corp. 303/723-2010 e-mail: judianne.atencio@echostar.com	Marc Lumpkin Communications Manager EchoStar Communications Corp. 303/723-2020 e-mail: marc.lumpkin@echostar.com

ECHOSTAR'S DISH NETWORK NOW OFFERS ADDITIONAL
LOCAL TV CHANNELS IN 36 MARKETS

Littleton, Colo., Dec. 27, 2001 - EchoStar Communications Corporation (Nasdaq: DISH) announced that its DISH Network satellite TV service will substantially expand the number of local TV channels it provides in each of the 36 markets where it provides local channels by satellite today.

Commencing in January 2002, EchoStar will offer a single package of UPN, WB, PBS and popular independent channels, together with community interest and other local channels, for the same low $5.99 monthly price for which only the ABC, CBS, NBC, FOX and PBS stations were previously available.

“We’re pleased that on average we are more than doubling the number of local network channels available via satellite to millions of DISH Network customers in 36 markets and most importantly, without any increase in price for the local channel package,” said Charlie Ergen, chairman and CEO of EchoStar. “While we’ve made great strides in fully complying with federal must carry rules, our ability to expand the number of markets we serve with local channels by satellite is still severely hampered by our limited satellite bandwidth and our obligation to comply with these must carry provisions. The best solution is the proposed merger of EchoStar and Hughes Electronics which will allow EchoStar to provide local channels by satellite to over 100 markets.”

The vigorous competition that will be created by the proposed merger of EchoStar and Hughes is particularly important in light of the recent merger announcement between Comcast and AT&T, which would create a cable giant with over 40 million customers.

For more information and a complete list of local TV stations offered by DISH Network in each city, visit www.dishnetwork.com.

EchoStar’s DISH Network currently serves local channels in the following 36 locations: Albuquerque; Atlanta; Austin; Birmingham; Boston; Charlotte; Chicago; Cincinnati; Cleveland; Dallas; Denver; Detroit; Greenville; Houston; Indianapolis; Kansas City; Los Angeles; Miami; Minneapolis; Nashville; New York; Orlando; Philadelphia; Phoenix; Pittsburgh; Portland; Raleigh; Salt Lake City; Sacramento/Stockton/Modesto; San Antonio; San Diego; San Francisco; Seattle; St. Louis; Tampa/St. Petersburg; and Washington, D.C.

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as fully MPEG-2/DVB compliant hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX) which contains the largest non-financial companies on the Nasdaq Stock Market. DISH Network currently serves over 6.43 million customers.

###

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

###